                                   FORM 11-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



(Mark One)

(X)    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the fiscal year ended December 31, 1995
                          -----------------


                                       or


( )    Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the transition period from  __________________ to _________________

Commission file number 1-11720
                       -------



                          ADVO, Inc. 401(k) Savings Plan
             ----------------------------------------------------
                            (Full title of the plan)



                                   ADVO, Inc.
                                One Univac Lane,
                                 P.O. Box 755,
                            Windsor, CT 06095-0755
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                         ADVO, Inc. 401(k) Savings Plan

                                 Annual Report

                               Index to Form 11-K

                         Year Ended December 31, 1995




Report of Independent Public Auditors

Financial Statements:

   Statement of Assets Available for Plan Benefits as of
      December 31, 1995 and 1994

   Statement of Changes in  Assets Available for Plan
      Benefits for the years ended December 31, 1995 and 1994

   Notes to Financial Statements

Supplemental Schedules:

   Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995

   Schedule II - Schedule of Reportable Transactions for the
      Year Ended December 31, 1995

Signature


Exhibit 23 - Consent of Ernst & Young LLP

Report of Independent Auditors

ADVO, Inc.
401(k) Savings Plan Committee


We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Ernst & Young LLP

Hartford, Connecticut
August 28, 1996

                                  ADVO, Inc.
                              401(k) Savings Plan
                Statement of Assets Available for Plan Benefits


                                                December 31,
                                          ------------------------
Assets
------
                                             1995         1994
                                             ----         ----
Investments at Fair Value:
Collective Investment Fund:
 Income Accumulation Fund for Employee
     Retirement Plans                     $ 6,338,197           --
Mutual Funds:
 Templeton Foreign Fund                       666,439           --
 Money Market Fund-Stagecoach               3,234,153  $ 2,760,985
 S&P 500 Stock Fund-Stagecoach              6,056,521    3,949,280
ADVO Custom Funds:
 ADVO Fidelity Asset Manager Fund           6,944,009    5,529,231
 ADVO Berger 100 Fund                         874,933           --
 ADVO Income Fund                                  --    5,741,051
 ADVO IDS New Dimension Fund                6,391,559    4,212,294
 ADVO Stock Fund                            1,437,216      864,457
                                          -----------  -----------

   Total Investments                       31,943,027   23,057,298

Participant Loans                           1,344,708    1,165,392

Receivables:
 Employees' Contributions                     179,712       81,916
 Employer's Contributions                     144,407       65,506
 Other                                         19,253          302
                                          -----------  -----------

   Total Receivables                          343,372      147,724

Assets Available for Plan Benefits       $ 33,631,107  $ 24,370,414
                                         ============  ============


                See accompanying notes to financial statements.

                                   ADVO, Inc.
                              401(k) Savings Plan
           Statement of Changes in Assets Available for Plan Benefits
                          Year Ended December 31, 1995

                                                                  Fund Information
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                        ADVO
                                                                    Money           S&P 500           Fidelity
                                    Income                          Market           Stock             Asset            ADVO
                                  Accumulation      Templeton       Fund             Fund            Manager          Berger
                                     Fund          Foreign Fund    Stagecoach       Stagecoach         Fund           100 Fund
                                     ----          ------------    ----------       ----------         ----           --------
Addition to assets
  attributed to:

Investment income:

Net realized and
  unrealized appreciation
  in fair value of
  investments                                       $  2,025                     $ 1,328,973      $ 1,030,065      $ 107,659

Interest                            $ 388,643

Dividends                                             40,156      $ 171,411          204,245


Contributions:

  Employee                            743,464        134,850        417,140          567,487          767,357        145,224

  Employer                            629,059         99,823        348,480          446,227          606,955        108,880

  Participant rollover                 66,233          6,800         30,595           48,400          135,134          9,112
                                   ----------       --------     ----------       ----------       ----------       --------

Total additions                     1,827,399        283,654        967,626        2,595,332        2,539,511        370,875
                                   ----------       --------     ----------       ----------       ----------       --------

Benefit payments                      695,079         16,068        499,164          587,435          497,429         23,061

Interfund transfers                 5,266,598        425,763         22,348          125,796         (599,584)       544,037
                                   ----------       --------     ----------       ----------       ----------       --------

Net increase (decrease)
  in assets available
  for plan benefits                 6,398,918        693,349        490,810        2,133,693        1,442,498        891,851

Assets available for
  plan benefits:
  Beginning of the year                     0              0      2,778,704        3,972,631        5,569,937              0
                                   ----------       --------     ----------       ----------       ----------       --------


  End of year                      $6,398,918       $693,349     $3,269,514       $6,106,324       $7,012,435       $891,851
                                   ==========       ========     ==========       ==========       ==========       ========



                                                                  Fund Information
---------------------------------------------------------------------------------------------------------------------------------

                                                          ADVOIDS
                                          ADVO           Dimension       ADVO Stock
                                       Income Fund         Fund            Fund           Loan Fund          TOTAL
                                       -----------         ----            ----           ---------          -----
Addition to assets
  attributed to:

Investment income:

Net realized and
  unrealized appreciation
  in fair value of
  investments                                            $ 1,551,695      $471,246                          $4,491,663

Interest                                $  3,163                                           $112,668            504,474

Dividends                                                                                                      415,812


Contributions:

  Employee                               (15,609)            689,703       169,957                           3,619,573

  Employer                               (12,624)            529,729       139,134                           2,895,663

  Participant rollover                                        43,062        16,705                             356,041
                                       ---------          ----------     ---------        ---------         ----------

Total additions                          (25,070)          2,814,189       797,042          112,668         12,283,226
                                     -----------          ----------    ----------      -----------        -----------

Benefit payments                               0             426,840       100,007          177,450          3,022,533

Interfund transfers                   (5,744,214)           (182,512)     (121,281)         263,049                 --
                                     -----------          ----------    ----------      -----------        -----------

Net increase (decrease)
  in assets available
  for plan benefits                   (5,769,284)          2,204,837        575,754         198,267          9,260,693

Assets available for
  plan benefits:
  Beginning of the year                5,769,284           4,242,534        871,630       1,165,694         24,370,414
                                     -----------          ----------     ----------      ----------        -----------


  End of year                        $         0          $6,447,371     $1,447,384      $1,363,961        $33,631,107
                                     ===========          ==========     ==========     ===========        ===========



                 See accompanying notes to financial statements

                                             ADVO, Inc.
                                        401(k) Savings Plan
                     Statement of Changes in Assets Available for Plan Benefits
                                    Year Ended December 31, 1994

                                                                 Fund Information
---------------------------------------------------------------------------------------------------------------------------------
                                   Asset             Money             S&P 500             ADVO
                                 Allocation          Market             Stock            Fidelity         ADCO
                                   Fund               Fund              Fund              Asset          Income
                                 Stagecoach        Stagecoach        Stagecoach        Manager Fund       Fund
                                 ----------        ----------        ----------        ------------       ----
Additions to assets
  attributed to:
Investment income:
  Net realized and
    unrealized
    depreciation
    in fair value of
    investments                  ($403,181)                           ($90,619)
  Interest                                                                                                $56,595
  Dividends                        284,845           $85,143           124,201


Contributions:
  Employee                        $854,289           401,241           663,403           $42,320          689,472
  Employer                         685,595           344,826           515,854            34,332          594,371
  Participant                       58,335            55,258            43,190                             33,243
    rollover                     ---------         ---------         ---------         ---------        ---------


Total additions                  1,479,883           886,468         1,256,029            76,652        1,373,681
                               -----------        ----------        ----------        ----------       ----------

Benefit Payments                   408,569           302,218           548,948                            384,596

Transfer-in from
  other Plan                       101,840            46,133           120,145                             57,046

Interfund transfers             (5,834,332)          555,482           (18,477)        5,493,285         (490,150)
                                ----------        ----------         ---------        ----------        ---------

Net (decrease) increase
  in assets available
  for plan benefits             (4,661,178)        1,185,865           808,749         5,569,937          555,981

Assets available for plan
 benefits:
   Beginning of the year         4,661,178         1,592,839         3,163,882              --          5,213,303
                               -----------        ----------        ----------      ----------         ----------

   End of year                 $        --        $2,778,704        $3,972,631      $5,569,937         $5,769,284
                               ===========        ==========        ==========      ==========         ==========



                                                  Fund Information
---------------------------------------------------------------------------------------------------------------------------------
                                         ADVOIDS
                                           New             ADVO
                                        Dimension          Stock
                                          Fund             Fund           Loan Fund        TOTAL
                                          ----
Additions to assets
  attributed to:
Investment income:
  Net realized and
    unrealized
    depreciation
    in fair value of
    investments                        ($118,954)         ($30,972)                       ($643,726)
  Interest                                                                   $74,665         131,260
  Dividends                                                                                  494,189


Contributions:
  Employee                               744,461           185,275                         3,580,461
  Employer                               578,341           152,966                         2,906,285
  Participant
    rollover                             124,986            13,039                           328,051
                                      ----------         ---------        ----------     -----------

Total additions                        1,328,834           320,308            74,665       6,796,520
                                      ----------         ---------        ----------     -----------

Benefit Payments                         236,024            38,363           118,895       2,037,613

Transfer-in from
  other Plan                             129,628            13,569                           468,361

Interfund transfers                      (17,307)          (33,482)          344,981              --
                                      ----------         ---------        ----------     -----------

Net (decrease) increase
  in assets available
  for plan benefits                    1,205,131           262,032           300,751       5,227,268

Assets available for
  plan benefits
   Beginning of the year               3,037,403          609,598            864,943      19,143,146
                                      ----------        ---------         ----------     -----------

   End of year                        $4,242,534         $871,630         $1,165,694     $24,370,414
                                      ==========        =========         ==========     ===========


See accompanying notes to financial statements.

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1995

A.   Description of the Plan
     -----------------------

The following description of the ADVO, Inc. (the "Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan covering all full-time exempt and non-exempt salaried employees ("participants") of the Company who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

Contributions
-------------
The Company matched a participant's pay deferral contributions in accordance with the following schedule during 1995:

                                              Company matching
                  Employee                      contribution
           percentage of compensation        as a percentage of
                  deferred                      compensation
           --------------------------        ------------------
                    1%                               1%
                    2%                               2%
                    3%                               3%
                    4%                               4%
                    5%                               5%
                    6%-10%                           6%

Participants may contribute up to 10 percent of their annual compensation on a pretax basis.

Participant Accounts
--------------------
Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Investment options
------------------
Upon enrollment in the Plan, a participant may direct both the participant's and Company's matching contributions in several investment vehicles. The various investment vehicles a participant may elect as of December 31, 1995 are:

 .   The Income Accumulation Fund for Employee Retirement Plans (" Income
    Accumulation Fund") is a collective   investment fund which invests in
    guaranteed investment contracts, short-term fixed income securities and money market instruments. The Income Accumulation Fund replaced the ADVO Income Fund at January 1, 1995.

 .   The Templeton Foreign Fund is a registered mutual fund which invests in stocks and debt obligations of companies and governments outside the United States.

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1995

A.  Description of Plan (cont.)
    ---------------------------

 .   The Money Market Fund-Stagecoach is a registered mutual fund comprised of
    instruments with maturities of  less   than one year, including commercial
    paper,  corporate notes and other high quality short-term instruments.

 .   The S&P 500 Stock Fund-Stagecoach is a registered mutual fund comprised of stock in S&P 500 companies.

 .   The ADVO Fidelity Asset Manager Fund allocates its assets across domestic and foreign stocks, bonds, and short term instruments and also includes money market instruments which serve as overnight sweep investments.

 .   The ADVO Berger 100 Fund invests primarily in domestic and foreign stocks of established companies and also includes money market instruments which serve as overnight sweep investments.

 .   The ADVO IDS New Dimension Fund is a growth fund comprised primarily of common stocks in U.S. and foreign companies showing potential for signi-ficant growth and also includes money market instruments which serve as overnight sweep investments.

 .   The ADVO Stock Fund, consists primarily of ADVO, Inc common stock and also includes money market instruments which serve as overnight sweep investments.

Payment of Benefits
-------------------
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

Loans
-----
Participants may borrow funds subject to certain restrictions and the consent of the Savings Plan Committee.

Expenses of the Plan
--------------------
All costs and expenses of operation and administration of the Plan are paid by the Company.

ADVO Custom Funds
-----------------
Employer custom funds include the following: ADVO Fidelity Asset Manager Fund, ADVO Berger 100 Fund, ADVO IDS New Dimension Fund and ADVO Stock Fund. Custom funds are unregistered custom separate accounts created for the Plan and maintained by the Trustee. Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute towards differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

B.  Summary of Accounting Policies
    ------------------------------

Valuation of Investments
------------------------
The fair value of investments in Mutual Finds are based on the quoted market prices of the shares held in these funds at year end.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1995

The fair value of investments in the Collective Investment Fund and the ADVO Custom Funds are based on the net asset value ("NAV") of participation units held by the Plan at year end. These NAV's are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

Reclassifications
-----------------
Certain amounts in the 1994 financial statements have been reclassified to conform to the 1995 presentation.

C.   Investments
     -----------
The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets are separately identified.


                                                     December 31,
                                         ----------------------------------
Collective Investment Fund:                    1995              1994
---------------------------                  --------          --------
Income Accumulation Fund
for Employee Retirement Plans                $6,338,197               --


Mutual Funds
------------
Templeton Foreign Fund                          666,439               --
Money Market Fund-Stagecoach                  3,234,153       $2,760,985
S&P 500 Stock Fund-Stagecoach                 6,056,521        3,949,280


ADVO Custom Funds:
-----------------
ADVO Fidelity Asset Manager
  Fidelity Asset Manager                      6,912,370               --
  Money Market Fund for
    Employee Retirment Fund                          --        5,529,231
  Other                                          31,639               --
                                            -----------      -----------
                                              6,944,009        5,529,231

ADVO Berger 100 Fund:
  Berger 100                                    871,429               --
  Other                                           3,504               --
                                            -----------      -----------
                                                874,933               --

ADVO Income Fund:
  Cash                                               --        3,172,938
  Daily U.S. Treasury Fund                           --        2,568,113
                                            -----------      -----------
                                                     --        5,741,051

ADVO IDS New Dimension Fund:
  IDS New Dimension                           6,090,137        3,977,862
  Other                                         301,422          234,432
                                            -----------      -----------
                                              6,391,559        4,212,294

ADVO Stock Fund:
  ADVO, Inc. Common Stock                     1,423,240          846,630
  Other                                          13,976           17,827
                                            -----------      -----------
                                              1,437,216          864,457
                                            -----------      -----------
    TOTAL                                   $31,943,027      $23,057,298
                                            ===========      ===========

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1995

D.   Differences Between Financial Statements and Form 5500
     ------------------------------------------------------

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

                                                      December 31,
                                            -------------------------------
                                                 1995             1994
                                                 ----             ----
Assets available for plan benefits
 per the financial statements                $33,631,107      $24,370,414
Amounts allocated to
 withdrawn participants                          (49,183)        (102,360)
                                             -----------      -----------
Assets available for plan
 benefits per the Form 5500                  $33,581,924      $24,268,054
                                             ===========      ===========

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

                                               Year Ended December 31,
                                            -------------------------------
                                                 1995             1994
                                               --------         --------
Benefit payments per
 the financial statements                     $3,022,533        $2,037,613
Add: Current year amounts
 allocated to withdrawn
 participants                                     49,183           102,360
Less: Prior year amounts
 allocated to withdrawn
 participants                                   (102,360)          (34,634)
                                             -----------       -----------
Benefits paid to participants
per the Form 5500                            $ 2,969,356       $ 2,105,339
                                             ===========       ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

E.  Plan Termination
    ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

F.  Income Tax Status
    -----------------

The Plan is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes based on a favorable determination letter from the Internal Revenue Service dated August 23, 1995.

The Plan is required to operate in conformity with the IRC to maintain its qualification. The Savings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1995

G.   Asset Value Per Fund Unit
     -------------------------

The number of units, and the asset value per unit, in the Plan's investments at December 31, 1995 and 1994 are as follows:


                                            1995                  1994
                                   -------------------   ---------------------
                                    Asset      Number      Asset      Number
                                    Value       of         Value       of
                                   Per Unit    Units      Per Unit    Units
                                   --------    -----      --------    -----
Income Accumulation Fund            $12.42     510,293         --           --
Templeton Foreign Fund                9.18      72,597         --           --
Money Market Fund - Stagecoach        1.00   3,234,153     $ 1.00    2,760,985
S&P 500 Stock Fund - Stagecoach      13.44     450,634      10.17      388,326
ADVO Fidelity Asset Manager Fund     11.81     587,977      10.00      552,923
ADVO Berger 100 Fund                 12.23      71,540         --           --
ADVO Income Fund                        --          --      11.48      500,109
ADVO IDS New Dimension Fund          14.85     430,408      11.01      382,588
ADVO Stock Fund                      11.91     120,673       7.96      108,600

H.   Subsequent Events
     -----------------

On March 1, 1996, the Company completed the sale of Marketing Force, Inc., its in-store marketing segment. Marketing Force employees were terminated as ADVO, Inc, employees as of that date.

Effective January 1, 1996, Wells Fargo 401(k) Masterworks, the Plan's trustee, was sold by Wells Fargo Bank to Barclays Bank PLC. Wells Fargo 401(k) Masterworks now operates as BZW Barclays Global Investors N.A.

                  S U P P L E M E N T A L   S C H E D U L E S

                                                                      Schedule I

                                  ADVO, Inc.
                              401(k) Savings Plan
                Schedule of Assets Held for Investment Purposes
                               December 31, 1995


                                               Description of Investment,
Identity of Issue, Borrower, Lessor         Including Maturity Date, Rate of
       or Similar Party                      Interest, Par or Maturity Value                  Cost          Current Value
-----------------------------------         ---------------------------------                 ----          -------------
Collective Trust Fund:
  Income Accumulation Fund                     510,293 units                              $6,338,197          $ 6,338,197

Mutual Funds:
  Templeton Foreign Fund                       72,597 units                                  666,304              666,439
  Money Market Fund-Stagecoach                 3,234,153 units                             3,234,153            3,234,153
  S&P 500 Fund-Stagecoach                      450,634 units                               4,832,739            6,056,521


ADVO Custom Funds:
  ADVO Fidelity Asset Manager Fund:
    Cash                                       --                                                802                  802
    Money Market Fund for Employee
     Defined Contribution Plans                30,837 shares                                  30,837               30,837
    Fidelity Asset Manager                     436,112 shares                              6,119,928            6,912,370
                                                                                          ----------           ----------
                                                                                           6,151,567            6,944,009
 ADVO Berger 100 Fund:
   Cash                                        --                                               (751)                (751)
   Money Market Fund for Employee
    Defined Contribution Plans                 4,255 shares                                    4,255                4,255
   Berger 100                                  48,145 shares                                 812,219              871,429
                                                                                          ----------           ----------
                                                                                             815,723              874,933
 ADVO IDS New Dimension Fund:
   Cash                                        --                                            267,692              267,692
   Money Market Fund for Employee
    Defined Contribution Plans                 33,730 shares                                  33,730               33,730
   IDS New Dimension                           352,643 shares                              5,029,307            6,090,137
                                                                                          ----------           ----------
                                                                                           5,330,729            6,391,559
 ADVO Stock Fund:
   Cash                                        --                                              4,838                4,838
   Money Market Fund for Employee
    Defined Contribution Plans                 9,138 shares                                    9,138                9,138
   ADVO, Inc.                                  54,740 shares of Common Stock               1,097,686            1,423,240
                                                                                          ----------           ----------
                                                                                           1,111,662            1,437,216

Participant Loans                                                                          1,344,708            1,344,708
                                                                                          ----------           ----------
  TOTAL                                                                                  $29,825,782          $33,287,735
                                                                                         ===========          ===========


                                                                     Schedule II
                                   ADVO, Inc.
                              401(k) Savings Plan
                      Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995

Category (i) -- Individual Transactions in excess of 5% of plan assets
----------------------------------------------------------------------
                                                                                                          Current
                                                                                                          Value of
                                                                               Expenses                   Asset on      Net
Identity of           Description         Purchase      Selling    Lease       Incurred        Cost of    Transaction   Gain
Party Involved        of Assets           Price         Price      Rental      w/Transaction    Asset     Date          (Loss)
--------------        ---------           -----         -----      ------      -------------    -----     -----------   ------

ADVO Fidelity         Money Market Fund
Asset Manager Fund    for Employee
                      Plans Retirement                   $5,501,585                              $5,501,585  $5,501,585

"        "            Fidelity Asset
                      Manager             $5,501,585                                              5,501,585   5,501,585

ADVO Income Fund      Daily U.S.
                      Treasury Fund                       2,568,113                               2,545,933    2,568,113  $22,180

"        "            Money Market Fund
                      for Employee
                      Retirement Plans     5,740,222      5,740,222                               5,740,222    5,740,222

"        "            Daily Wells Fargo
                      GIC Fund             1,778,062                                              1,778,062    1,778,062
"        "            "           "        2,568,113                                              2,568,113    2,568,113
"        "            "           "        1,395,729                                              1,395,729    1,395,729
"        "            "           "                       5,744,312                               5,743,623    5,744,312      689
Category (iii) -- Series of Transactions in excess of 5% of plan assets
-----------------------------------------------------------------------
Collective Investment Income
Fund - Wells Fargo    Accumulation
Bank                  Fund                 7,368,654                                               7,368,654    7,368,654

"        "            "           "                        1,418,427                               1,418,427    1,418,427

Mutual Funds -        Money Market
Wells Fargo           Fund -
Bank                  Stagecoach           1,314,515                                               1,314,515    1,314,515

"        "            "           "                          988,383                                 988,383      988,383

"        "            S&P 500
                      Stock Fund -
                      Stagecoach           1,645,905                                               1,645,905    1,645,905

"        "            "           "                          867,636                                 757,417      867,636   110,219

ADVO Fidelity         Money Market Fund
Asset Manager Fund    for Defined
                      Contribution Plans   1,990,383                                               1,990,383    1,990,383

"        "            "           "                        1,959,547                               1,959,547    1,959,547


                                   ADVO, Inc.
                              401(k) Savings Plan
                      Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995


Category (iii) -- Series of Transactions in excess of 5% of plan assets (cont.)
-------------------------------------------------------------------------------
                                                                                                            Current
                                                                                                            Value of
                                                                              Expenses                      Asset on        Net
Identity of           Description         Purchase      Selling    Lease      Incurred          Cost of     Transaction     Gain
Party Involved        of Assets           Price         Price      Rental     w/ Transaction    Asset       Date            (Loss)
--------------        ---------           -----         -----      ------     --------------    -----       ----            ------
ADVO Fidelity         Money Market Fund
Asset Manager Fund    for Employee
                      Retirement Plans      600,567                                               600,567     600,567

"        "            "             "                   6,129,798                               6,129,798   6,129,798

"        "            Fidelity
                      Asset Manager       7,266,293                                             7,266,293   7,266,293

"        "            "             "                   1,220,087                               1,146,364   1,220,087       73,723
ADVO IDS New          Money Market Fund
Dimension Fund        for Defined
                      Contribution Plans  1,678,534                                             1,678,534   1,678,534

"        "            "             "                   1,644,804                               1,644,804   1,644,804

"        "            IDS New Dimension   2,077,845                                             2,077,845   2,077,845

"        "            "             "                   1,270,524                               1,172,756   1,270,524       97,768
ADVO Stock Fund       Money Market Fund
                      for Defined
                      Contribution Plans    742,560                                               742,560     742,560

"        "            "             "                     733,421                                 733,421     733,421

There were no category (ii) or (iv) reportable transactions during 1995.



Note: Fair value at the transaction date is equivalent to the purchase cost or selling price.

                                   SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc, 401(k) Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      ADVO, Inc.
                                      401(k) Savings Plan




Date: October 9, 1996                 By: WILLIAM E. CROWLEY \s\
      ---------------                    -----------------------------
                                          William E. Crowley

                                      Committee Secretary
                                      ADVO, Inc. 401(k) Savings Plan Committee